UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Calumet Specialty Products Partners, L.P.
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
131476103
(CUSIP Number)
Calumet, Incorporated
Attention: John Vercruysse, Treasurer
5400 W. 86th Street
Indianapolis, Indiana 46268-0123
(317) 228-8314
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	131476103

1	NAMES OF REPORTING PERSONS Calumet, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Indiana, United States

	7	SOLE VOTING POWER

NUMBER OF		1,934,287

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,934,287

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,934,287

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1.	Security and Issuer
This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Calumet Specialty Products Partners, L.P., a Delaware limited partnership (the “Issuer” or the “Partnership”), which has its principal executive offices at 2780 Waterfront Parkway E. Drive, Suite 200, Indianapolis, Indiana 46214.

Item 2.	Identity and Background
(a) Name of Persons Filing this Schedule 13D:
The Reporting Person filing this statement is Calumet, Incorporated, an Indiana corporation (the “Reporting Person”).
(b) Principal Business Address and Principal Office Address of Reporting Person:
(1)	The principal business address and principal office address of the Reporting Person is 5400 W. 86th Street, Indianapolis, Indiana 46268-0123.
(c) Present Principal Occupation or Principal Business of Reporting Person:
(1)	The Reporting Person is a holding company.
(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration
At the closing of the Issuer’s initial public offering of Common Units on January 31, 2006, the Reporting Person received 591,886 Common Units and 1,342,401 subordinated units representing limited partner interests (the “Subordinated Units”). Subject to the satisfaction of certain conditions, the Subordinated Units were convertible into Common Units on a one-for-one basis at the end of the subordination period dependent on financial tests, but in no event before December 31, 2010, as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, as amended (the “Partnership Agreement”), which is incorporated herein by reference. On February 14, 2011, the Issuer satisfied the last of these financial tests and, on February 16, 2011, all of the 1,342,401 Subordinated Units held by the Reporting Person converted into Common Units on a one-for-one basis. For more information on the Subordinated Units, see the Partnership Agreement, which is attached as Exhibits A, B and C to this Schedule 13D.

Item 4.	Purpose of Transaction
The Reporting Person acquired the Common Units reported herein solely for investment purposes. The Reporting Person may make additional purchases or other acquisitions of Common Units either in the open market or in private transactions depending on such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a) None.
(b) None.
(c) None.
(d) None.
(e) None.
(f) None.
(g) None.
(h) None.
(i) None.
(j) Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person is the record and beneficial owner of an aggregate 1,934,287 Common Units. According to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2011, there were 35,279,778 Common Units outstanding at February 18, 2011. Accordingly, the Reporting Person’s holdings represent approximately 5.48% of the outstanding Common Units. The Subordinated Units discussed in this Schedule 13D refer to Subordinated Units issued by the Issuer that were converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010. For more information on the Subordinated Units, see Partnership Agreement, which is attached as Exhibits B, C and D to this Schedule 13D.
(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
(c) On February 14, 2011, the Issuer satisfied the last of the earnings and distributions tests contained in the Partnership Agreement for the conversion of all of the outstanding Subordinated Units of the Issuer into Common Units on a one-for-one basis. The last of these requirements was met upon the Issuer’s payment of the quarterly distribution paid on February 14, 2011. Two days following this quarterly distribution to unitholders, or February 16, 2011, all of the outstanding Subordinated Units of the Issuer converted to Common Units on a one-for-one basis. As a result, on February 16, 2011, 1,342,401 Subordinated Units which are beneficially owned by the Reporting Person converted into Common Units on a one-for-one basis (the “Conversion”).
Except for the Conversion, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.
(d) The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by the Reporting Person on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in the Partnership Agreement, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
To the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, other than the following:
(a) The Subordinated Units acquired by the Reporting Person on February 16, 2011 were acquired in private placements and are restricted securities. The Common Units issued upon conversion of the Subordinated Units continue to be restricted securities. Certain transfer restrictions and voting rights of the Reporting Person and the allocation of profits and losses among the partners are set forth in the Partnership Agreement, which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

Exhibit B	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

Exhibit C	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 22, 2011

CALUMET, INCORPORATED
By:	/s/ John P. Vercruysse
	Name:	John P. Vercruysse
	Title:	Treasurer

EXHIBIT INDEX

Exhibit A	First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

Exhibit B	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

Exhibit C	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).